                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO.1 TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         JAGGED EDGE MOUNTAIN GEAR, INC.
                 (Name of Small Business Issuer in its Charter)


             COLORADO                                       84-144-8778
     (State or other jurisdiction of               (IRS Employer Identification
      Incorporation or Organization)               Number)


    52 PILOT KNOB LANE, TELLURIDE, CO                          81435
(Address of Principal Executive Offices)                     (Zip Code)


                                 (970) 728-0175
                           (Issuer's Telephone Number)


           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:
                                     (None)

           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:
                          Common Stock, $.001 par value
                                (Title of Class)

                         JAGGED EDGE MOUNTAIN GEAR, INC.

             FORM 10SB - GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS


                                TABLE OF CONTENTS





                                     PART I

Item 1.  Description of Business

Item 2.  Management's Discussion and Analysis or Plan of Operation

Item 3.  Description of Property

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Item 5.  Directors, Executive Officers, Promoters and Control Persons

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Item 2.  Legal Proceedings

Item 3.  Changes in and Disagreements with Accountants

Item 4.  Recent Sales of Unregistered Securities

Item 5.  Indemnification of Directors and Officers


Recent Developments


                                    PART F/S

Financial Statements


                                    PART III

Item 1.  Index to Exhibits

Item 2.  Description of Exhibits

Signatures

                                     Part I


Item 1.  Description of Business

Business

Jagged Edge Mountain Gear, Inc. ("The Company") designs, produces and sells technical outdoor clothing and accessories, using high-performance fabrics, for outdoor sports activities under the name Jagged Edge Mountain Gear. The Company owns and operates four retail stores under the name Jagged Edge Mountain Gear, a retail web site, a catalog mail-order division and a wholesale division. The retail stores are all located in Colorado resort towns. The web site and catalog cover a national market. Wholesale sales are both domestic and international. The Company was originally formed as a Utah LLC and was converted to a Colorado corporation in 1997.


The Company's primary means of distribution of its products are:

      -Retail, through it's own stores
      -Wholesale, through its wholesale division, supplying retail and wholesale accounts in both the US and overseas, primarily Japan.
      -Catalog mail-order sales
      -E-commerce, through the Company's own website and through affiliations with major web portals such as Amazon.com


The Company introduces a line consisting of new and revised products every six months. Each season, there are at least 45 products in the line. The lines are offered at national trade shows and through independent sales representatives.


Competition

The Company's industry is intensely competitive, with many other manufactures of technical outdoor clothing competing in the national and international marketplace. Moreover, there are now other non-technical clothing companies entering the outerwear market. Jagged Edge Mountain Gear's competitors include Patagonia, The North Face, Marmot, Moonstone, Sierra Designs and other technical outerwear manufactures. The Company is still a relatively small player in the industry, but has already built strong brand recognition. The Company is recognized as a highly creative producer of innovative and functional products. Through continued wholesale distribution, direct mail, Jagged Edge Mountain Gear retail stores and the web site, Jagged Edge Mountain Gear expects that it will continue to expand its market share.


Sources of Raw Materials

The Company has well-established relationships with several major suppliers of materials in the market. Some of these suppliers are: Malden Mills (Fleece Fabrics), Dyersburg Fabrics (Fleece), Burlington Mills (Technical Fabrics), YKK (zippers) and several others to a lesser degree. To diversify dependence on the two primary fleece suppliers, orders have been historically divided between Dyersburg and Malden Mills. Also by creating garments in unrelated fabric technologies, dependence on these major suppliers reduces Jagged Edge Mountain Gear's exposure and risk.


Orders for fabric, and to a lesser extent for completed garments, are typically placed 6-9 months prior to the beginning of the sales season and only limited re-ordering for fabric is possible after. This large lead-time is typical for the industry and requires accuracy in product sales forecasting. Historically, the Company has had a good record of forecasting seasonal sales. Since a sales forecast will never be 100% correct, some items will be short and some items will be over at the end of the year. Factors that can effect our sales are international, national, state and local economies, weather conditions throughout the country, fashion trends, and other uncontrollable factors. Because of these and other conditions the Company over produced for this fiscal year, causing inventory levels to raise by 22% from $710,828 in 1998 to $866,558 in 1999.

The Company is not dependent on any one major customer. No customer accounts for more than 5% of sales. However, seasonal factors do determine the Company's fortunes to a great extent. In particular, since Jagged Edge Mountain Gear sells its technical mountain gear to skiers in the four resort towns in which it runs retail stores, as well as through other retailers located in winter resorts, each year's snowfall has a significant effect on customer traffic and sales. On the positive side, much of the mountain gear sold by Jagged Edge Mountain Gear is purchased by sports enthusiasts in other geographic areas and in the summer sports months.


Trademarks
The Company has one trademark registered with the United States Patent and Trademark Office: Jagged Edge Mountain Gear. Royalties are paid to Renee Merlo for the use of the name Jagged Edge. Royalties amount to $500 per quarter up to $2 million in sales and $1,000 per quarter above that level, applying strictly to sales of Jagged Edge Mountain Gear branded merchandise.

The Company owns the domain name for its web site jagged-edge.com and has recently purchased the domain name jaggededge.com.

Government Regulations: Sales Tax, Import and Export Restrictions
1. Sales tax

The Company collects sales tax only on sales made in Colorado. In 1992, the United States Supreme Court ruled that states may not impose taxes on out-of-state direct sales, but it suggested that Congress could delegate that power. To date, there has been no congressional action. If the Congress does delegate the power to levy a sales tax and states do levy those taxes, The Company will collect those taxes.


2. Import and Export restrictions

Jagged Edge Mountain Gear currently utilizes the services of a customs broker (Newport Express) and the international department of First Security Bank of Utah to comply with import and export regulations.


Research and development expenses for the past two years were nominal.

Employees

Jagged Edge Mountain Gear employs 38 people, of which 19 are full time employees.


Item 2.  Management's Discussion and Analysis or Plan of Operation

General

During fiscal year 1999, Jagged Edge Mountain Gear experienced a reduction in gross margins across the whole spectrum of its products, caused by pricing pressures in the industry. The two primary reasons were a softening of Asian economies, where numerous outdoor apparel items are made, and the operating problems of one of the industry leaders. Industry wide price cutting and the Company's own aggressive discounting led to a decline in Jagged Edge Mountain Gear's gross margins from 53.6% in fiscal 1998 to 36.3% in fiscal 1999. Efforts are being made to reverse this trend in the second half of 1999 and the Company expects its gross margins to return to a normal level of about 45% soon.


1999 sales were ahead of 1998 by 69%, largely as a result of a larger number of stores and greater demand for the Company's products. Jagged Edge Mountain Gear offers a line of technical outdoor garments that are also used by skiers. As with any outdoor products business, the weather is an important determinant of sales levels during the peak seasons. As a result, the Company's sales are concentrated in the winter months, when ski resorts are in full operation, and the summer months, when mountain sports are at there seasonal peak.


In fiscal year 2000, the expected large increase in the number of catalogs mailed and the growing success of the company's wholesale division will continue to test The Company's capital resources. On the positive side, the Company has instituted across-the-board price increases and eliminated much of the discounting that took place both at the retail and wholesale level in fiscal year 1999 and is able to get better prices for merchandise that, in prior years, would have been discounted. International sales, which are growing, are generally made at full wholesale price. International sales will be a primary strategic focus for the coming years.


Another noteworthy development during fiscal 1999 was the expansion of the Company's management team, as Jagged Edge Mountain Gear transitions from a small, specialized business to one of the most recognized brands in the technical outdoor garment industry, known for innovation and functionality. Areas of management where significant additions were made during calendar 1999 are Design, Finance, Operations, Marketing and Domestic Wholesale Sales.


In 1998, Small Business 2000 produced a documentary video for PBS describing the Company's success. As a result, IBM, one of the sponsors of the Small Business 2000, entered into a relationship with the Company whereby IBM permits Jagged Edge Mountain Gear to upgrade its computer and network capabilities to better track its sales, inventory and financial results. The Company and IBM have also begun discussing the possibility of engaging in joint marketing activities.


Results of Operations
At the beginning of fiscal 1999, Jagged Edge Mountain Gear opened two new stores, for a total of five Jagged Edge Mountain Gear retail stores in operation at the time. During fiscal 1999, the following stores were opened:



             Store                  Date Opened        Square Feet
             -----                  -----------        -----------
      Breckenridge, CO              July 1998             1,100
      Crested Butte, CO             August 1998           1,400



Given the healthy revenue growth year-to-year, 1999 sales in all the stores have met expectations, with the exception of the Ouray store. In November 1999 it was determined that the Ouray store was not making a reasonable contribution to The Company. The decision was made to temporarily close the store with the intention of reopening it for the busy summer season if the location could not be sublet. As of March 1, 2000, the Ouray store was permanently closed and the location has been sublet for the remaining term of the lease.


As a result of the management hires described above, SG&A expenses rose by 41% from fiscal year 1998 to 1999. These expense levels will rise again in fiscal year 2000 as well, however the Company anticipates sales to increase 35-50% for the same period. This increase is expected to come largely from greater sales in the catalog and wholesale divisions. The investment in adding management and sales personnel in the catalog and wholesale divisions will be the main factors contributing to the sales growth in these divisions.


The Company's advertising and marketing expenditures were approximately $19,757, or .9% of sales for fiscal year 1999. The Company expects to increase its advertising and marketing budget to 1.5-2.0% of sales for fiscal year 2000.

The Company's reported operating loss of $488,162 is expected to be the trough in its operating performance. The loss was a result of aggressive expansion in fiscal 1999, concurrent with the significant decline in gross margins explained above.

Liquidity and Capital Resources
The Company's balance sheet at the end of fiscal 1999 showed a low cash balance, seasonally low account receivable and a higher inventory level than management would have desired. The inventory build-up was reduced through heavy discounting in our retail stores at the end of fiscal 1999 and the Company went into the peak winter season 1999-2000 with more acceptable inventory levels.


In addition to the above items, the Accounts Receivable - Settlement outstanding at the end of fiscal 1999 was also collected in fiscal 2000. It was the result of a settlement with a defendant whose actions damaged

The Company, in the opinion of the Courts. This settlement also entailed the return of 640,000 common shares to the Company on November 1, 1999.


Strategic Plan
The Company intends to capitalize on its strengths in fiscal 2000: a strong brand identity, a reputation for creative use of fabrics and other features in its garments, and a reputation for technical superiority. As the market leaders have to sell "down-market" (into Wal-Marts, for example) to survive, Jagged Edge Mountain Gear is attracting new customers to its high-quality technical line of products. The winter 2000 catalog had a print run of 200,000, a 100% increase over 1999. The Company feels that the quality of its catalog and mailing lists are higher than in previous years and that catalog sales will increase compared to 1999. There now appears to be sufficient inventory on hand to satisfy both a double-digit percentage increase in catalog sales and significantly higher wholesale sales.


The Company is getting more and more exposure in specialized magazines and it expects to continue getting free publicity due to the quality of its product line and to the fact that the Company is run by the twin Quenemoen sisters. The company plans to continue to expand it's international sales which were 17% of wholesale sales and 4% of total sales in fiscal year 1999. Jagged Edge Mountain Gear brand is meeting with excellent demand in Japan, which accounts for 99% of all international sales.


The Company is targeting break-even cash flow as its mid-term operating goal. This goal could conceivably be achieved in the current fiscal year if there is a strong tourist turnout in Colorado and if the Company can avoid excessive discounting of its less popular products. For the foreseeable future, the Company expects to be able to finance its operations from sales and existing financial resources, however contingency plans are being made for private placements of common stock, if needed. No such specific plans are being implemented at this time.


Year 2000
The Company has received representation from Apple Computer, Inc. that all computer hardware is compliant. All Company run software has been certified compliant by the software provider. The Company experienced no computer problems or losses related to the year 2000 date change. This does not eliminate the possibility of year 2000 related problems in the future. The Company does not view the future risks as substantial enough to merit additional expense.


Item 3: Description of Property

Property leased by Jagged Edge Mountain Gear:


Location                                                          Rent        Lease Exp.
--------                                                          ----        ----------
JEMG HQ: 52 Pilot Knob Lane, Telluride CO 81435                   $3,600/mo   Nov. 1, 2004
Telluride, CO: 129 W. Colo. Avenue, Telluride, CO 81435           $3,000/mo.  May 15, 2005
Ouray, CO: 612 Main Street, Ouray CO 81427                        $950/mo.    Feb. 28, 2001
Crested Butte, CO: 201 Elk Avenue, Crested Butte CO 81224         $4,193/mo.  June 2, 2015
Breckenridge, CO: 326 Main Street, Breckenridge, CO 80424         $3,705/mo.  Sep. 1, 2000
Mountain Village, CO: 565 Mt. Village Blvd, Mt. Village, CO 81435 $553/mo.    Mar. 1, 2017
Salt Lake City, UT: 163 N. State Street, SLC, UT 84103            $450/mo.    Oct. 31, 1999


Sublease of Location
Ouray, CO: 612 Main Street, Ouray CO 81427
As of March 1, 2000, this location was sublet for the remaining term of the lease.


Option to Purchase
Jagged Edge HQ: 52 Pilot Knob Lane, Telluride CO 81435
The Company's lease contains an option to purchase.

Expansion
Telluride, CO: 129 W. Colo. Avenue, Telluride, CO 81435
The Company increased the retail selling area by 400 square feet in February
1999.


Competitive Conditions
Jagged Edge Mountain Gear may experience competitive conditions at the expiration of one of its leases. It is possible that renewal may become onerous, however that has not been the experience historically.


Insurance
A comprehensive business insurance policy provides coverage for all Jagged Edge Mountain Gear properties up to four million dollars each occurrence.


Jagged Edge Mountain Gear Locations: Address, Square Footage, and Annual Rent:



Jagged Edge Mountain Gear HQ: 52 Pilot Knob Lane, Telluride CO 81435 Area Square Feet: 5,000
Annual Rent: $43,200


Telluride, CO: 129 W. Colo. Avenue, Telluride, CO 81435
Area Square Feet: 1,838
Annual Rent: $36,000

Ouray, CO: 612 Main Street, Ouray CO 81427
Area Square Feet: 1,000
Annual Rent: $11,400

Crested Butte, CO: 201 Elk Avenue, Crested Butte CO 81224
Area Square Feet: 1,400
Annual Rent: $50,316

Breckenridge, CO: 326 Main Street, Breckenridge, CO 80424
Area Square Feet: 1,100
Annual Rent: $44,460

Mountain Village, CO: 565 Mt. Village Blvd, Mountain Village, CO 81435 Area Square Feet: 689
Annual Rent: $6,636

Salt Lake City, UT: 13 N. State Street, SLC, UT 84103
Area Square Feet: 925
Annual Rent: $5,400

Gross Annual Rental:
The gross annual rental represented by Jagged Edge Mountain Gear leases totals $197,406.


Item 4.  Security Ownership of Certain Beneficial Owners and Management


Name and Address                                   Common Stock
Of Beneficial Owner                       Number of Shares         Percent of Class
-------------------                       ----------------         ----------------
Margaret Quenemoen                            4,196,000                  31.6%
President / CEO / Director
PO Box 2514
Telluride, CO 81435


Paula Quenemoen                               2,824,000                  21.2%
Vice President / Director
PO Box 2514
Telluride, CO 81435


Item 5: Directors and Executive Officer, Promoters and Control Persons

Directors and Executive Officers


Margaret Quenemoen, CEO, President, Director, & founder of Jagged Edge Mountain Gear.
In 1998, Ms. Quenemoen was a finalist for the Ernst and Young Entrepreneur of the Year Award. Margaret's organizational skills are demonstrated by her competent overseeing all departments and aspects of Jagged Edge Mountain Gear including, design, image and strategy. She steers and directs Jagged Edge Mountain Gear, devising Company plans and goals. Ms. Quenemoen works closely with bankers, lawyers and other advisors. Previous employment includes an outerwear production management position at Odyssey of America in 1992, overseeing 100 plus employees. Margaret graduated from the University of Colorado at Boulder with a BA in Economics. Ms. Quenemoen has served as a director of the Company since its inception. Ms. Quenemoen holds no directorships in any other companies.


Paula Quenemoen, Executive Vice President, Director
Ms. Quenemoen began with Jagged Edge Mountain Gear in 1993. Her role encompasses all areas of management, with special emphasis placed on catalog production and design, web site development, wholesale development, trade shows and business strategy. Ms. Quenemoen oversees the image and marketing of the Company. Ms. Quenemoen's business experience includes working as an international offshore buyer in China for Occidental Petroleum. Her fluent Chinese and contacts in China have been utilized in establishing relationships with manufacturers in China and Hong Kong. She graduated from the University of Utah with BA majors in Asian Studies and Political Science, a Minor in Chinese and a Certificate of International Relations. Ms. Quenemoen has served as a director of the Company since its inception. Ms. Quenemoen holds no other directorships in any companies.

Significant Employees
Members of management who make significant contributions to Jagged Edge Mountain Gear include:


a. Kelvin Verity, Controller
Mr. Verity came to Jagged Edge Mountain Gear in April 1999 with a strong business and accounting background. Formerly a Commercial Banker with Norwest Bank in Telluride from 1997 to 1999. From 1993 to 1997 Mr. Verity was a Residential Mortgage Banker with Inter-Mountain. His position includes implementing strategic plans, financial analysis, budgeting, forecasting and all other aspects of the Company's finances. In addition, Mr. Verity will be working with production and planning to best manage cash flow. Mr. Verity is also creating systems within Jagged Edge Mountain Gear to accommodate future growth.


b. Eric Gilmore: Lead Designer, Production Manager
Mr. Gilmore has been Jagged Edge Mountain Gear's lead outerwear and clothing designer since 1997. He specs designs, sources materials, oversees production, and is an expert in high tech fabrics. He also acts as liaison between the Asian and domestic clothing factories and the Company. Mr. Gilmore joined the Company from Eastern Mountain Sports, where he was Product Developer/Designer from 1993 to 1997.


c. Allison Baumhefner, Operations Manager
Ms. Baumhefner came to Jagged Edge Mountain Gear in April of 1999 with extensive knowledge in retail systems, marketing and inventory management. Ms. Baumhefner oversees the operations and departments for retail, mail order, inventory and wholesale systems management. From 1996 to 1999 Ms. Baumhefner was Inventory and Marketing Analyst with West Marine Products. Ms. Baumhefner earned a Masters in International management from Thunderbird University in 1996.


d. Jordan Campbell, Marketing and PR Manager
Mr. Campbell joined Jagged Edge Mountain Gear in June of 1999. He possesses extensive knowledge and experience in promoting outdoor garments to retailers and the public. Mr. Campbell's skills will accelerate Jagged Edge Mountain Gear growth. Mr. Campbell was Promotions Manager with The North Face, Inc from 1998 to 1999. From 1997 to 1998 Mr. Campbell was the Marketing Director for Boulder Mountain Sports. From 1992 to 1997 he was Outreach Director with REI. Mr. Campbell graduated from the University of Colorado in 1990 with a degree in marketing and communication.


e. Douglas Ross, National Sales Manager
Mr. Ross was hired in July of 1999 to increase wholesale sales for Jagged Edge Mountain Gear through growing existing accounts, establishing new accounts and managing a national sales team of independent sales representatives. Mr. Ross will be implementing a long-term strategic sales plan for the Company. He was previously a Regional Sales Manager with Helly Hansen from 1998 to 1999 and Division Sales Manager for Vail Resorts from 1995 to 1998. Mr. Ross graduated from the University of Denver in 1989 with an MBA in marketing and strategic planning.


Family Relationships
Margaret Quenemoen, CEO / President, and Paula Quenemoen, Executive Vice President, are twin sisters and form the whole Board of Directors.

No Director, Executive Officer, Promoter or Control Person of Jagged Edge Mountain Gear has filed bankruptcy, has any convictions in any criminal proceedings, is involved in any criminal proceedings, is the subject of any order, judgment, order or decree involving any type of business, securities or banking activities or violated any federal or state securities commodities law.


Item 6: Executive Compensation

Margaret Quenemoen, President / CEO is paid $15,000 annually for all services performed on behalf the Company. The Company also pays approximately $425 per month for the Company car used by Ms. Quenemoen and approximately $1,000 per month for Ms. Quenemoen's living and miscellaneous personal expenses. Ms. Quenemoen is committed to the viability and growth of Jagged Edge Mountain Gear. Her financial needs are minimal and she chooses to the have the funds stay in the Company at this time. No cash, stock or other compensation plan exists for Ms. Quenemoen.


Paula Quenemoen, Executive Vice-President is paid $24,960 annually for all services performed on behalf the Company. The Company also pays approximately $400 per month for the Company car used by Ms. Quenemoen and approximately $600 per month for Ms. Quenemoen's living and miscellaneous personal expenses. Ms. Quenemoen is committed to the viability and growth of Jagged Edge Mountain Gear. Her financial needs are minimal and she chooses to have the funds stay in the Company at this time. No cash, stock or other compensation plan exists for Ms. Quenemoen.



                              Annual Compensation             Long Term Compensation
                                                              Restricted  All other
Position                Year   Salary      Bonus   Other      Stock Award Compensation
--------                ----  -------      -----   -----      ----------- ------------
Margaret Quenemoen      1999  $15,000       $0    $14,100     0           $0
President / CEO         1998  $7,346        $0    $10,115     0           $0
                        1997  $15,703       $0    $6,740      4,236,000   $0

Paula Quenemoen         1999  $24,960       $0    $7,080      0           $0
Executive VP            1998  $24,960       $0    $6,615      0           $0
                        1997  $14,825       $0    $4,480      2,824,000   $0

Item 7: Certain Relationships and Related Transactions

Eileen W. Cotro-Manes, mother of the Quenemoen sisters is a shareholder with ownership listed below:

Eileen W. Cotro-Manes
1899 Wellington Circle
Salt Lake City, Utah 84117
Common stock (Restricted), 300,000 shares

d) Transactions with Promoters:
An Investor Relations Service firm was engaged by Jagged Edge Mountain Gear in 1998: Corporate Relations Group, Inc. (CRG, Inc. d.b.a. Stratcom Media, Inc.) 1947 Lee Road, Winter Park, FL 32789. In May, 1998 CRG was given 750,000 shares of common stock in exchange for $35,000, a service contract for investor relations, public relations, printing and advertising for promotion of Jagged Edge Mountain Gear's stock.


Item 8: Description of Securities

The Company does not have any voting, dividend or preemptive rights provisions.

                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters


Market Information
The Company's common stock was quoted on the OTC BB under the symbol JEMG until January 14, 2000, when it was moved to the "pink sheets" for failure to timely comply with the filing of this form 10-SB with the SEC. The Company anticipates moving back up to the OTC BB when this registration statement is finalized.



Quarter                       High        Low
8/1/98-10/31/98*              1.00        0.08
11/1/98-1/31/99               0.49        0.09
2/1/99-4/30/99                0.91        0.3125
5/1/99-7/31/99                0.75        0.4063
8/1/99-10/31/99               0.57        0.30
11/1/99-1/31/00               0.60        0.20

* The OTC began quoting the Company's common stock in July of 1998.


These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.


As of July 31, 1999 the Company had approximately 134 holders of record for its common stock.

Dividends
At this time the Company intends to retain all earnings if and when derived, for the use in its business and does not anticipate paying dividends in the near future.

Common Stock:
Each share of common stock is entitled to one vote for each share held of record. All shares of common stock will participate equally in dividends when and if declared by the Board of Directors. The shares of common stock have no preference, conversion, exchange, preemptive or cumulative rights.


Availability of Rule 144:
Once the Company has satisfied the Current Public Information requirements to enable it's shareholders to resell under rule 144(d), holders of restricted common stock who have held their shares for one year will be able resell their shares under Rule 144(d), subject to volume limitations and the manner of sale requirements. Shareholders who are not affiliates of the Company (and have not been an affiliate for at least three months) may resell their shares of Jagged Edge Mountain Gear common stock under Rule 144(k) if at least two years have elapsed since the common stock was acquired from the Company or an affiliate of the Company. Please refer to Item 4: Recent Sales of Unregistered Securities for information concerning the issuance of common stock by the Company.


Options and Warrants:
There are no options or warrants outstanding.


Preferred Stock:
As of this date, no preferred shares have been issued.

Common Stock Material Rights
All Common Stock will participate equally in net assets on liquidation.

Item 2: Legal Proceedings

As of November 1999 the following matter has been settled:
The following legal proceeding was pending as of July 31, 1999, in Telluride, Colorado. Jagged Edge Mountain Gear, Inc. a Colorado Corporation; Margaret Quenemoen and Paula Quenemoen, plaintiffs v. Robert Miller, as personally representative of the Estate of M. Jack Duksin, defendant, civil action No.99 CV 65 (Division 1), filed July 1999. Jagged Edge Mountain Gear, Margaret and Paula Quenemoen sought a $100,000 cash recovery of legal fees and damages, 640,000 shares of Jagged Edge Mountain Gear restricted stock and the nullification of the August 11, 1997 agreement between the three parties. In November of 1999, this matter was completely settled for the items listed above.


Item 3: Changes in and Disagreements with Accountants

There are no disagreements between the Company and its auditors.


Item 4: Recent Sales of Unregistered Securities

The Company issued the following shares of common stock during the past three years. None of the Company's securities have been registered under the Securities Act of 1933 ("The Securities Act").


Shares of common stock (founder's Stock) were issued to the following pursuant to Section 4(2) of the Securities Act people in connection with the Company's incorporation in September of 1997 in consideration for service rendered:


  Title    Number of Shares          Name
 Common        300,000        Eileen Cotro-Manes
 Common      4,196,000        Margaret Quenemoen
 Common      2,824,000        Paula Quenemoen
 Common        100,000        David H. Potter
 Common        640,000        M. Jack Duksin *


* Please refer to Footnote 8 of the Fiscal Year 1999 Financial Statement.


In November of 1997, the Company conducted a Limited Offering pursuant to Rule 504 under Regulation D (the "504 Offering"). No underwriters were used in the 504 Offering. The following people purchased the following number of shares of the Company's common stock in the 504 Offering at a purchase price of $0.50 per share:


   Date     Title  Number of Shares            Name                Consideration
 12/11/97   Common      400             Anne H. Alderman             $   200.00
 12/11/97   Common     4,000            H. Edward Ayliffe            $ 2,000.00
 12/11/97   Common    10,000            Charles Brainerd             $ 5,000.00
 12/11/97   Common    10,000            Jennifer Clothier            $ 5,000.00
 12/11/97   Common     1,000            Cornelia C. Cummings         $   500.00
 12/11/97   Common    10,000            Jeff Long & Barbara Rende    $ 5,000.00
 12/11/97   Common     4,000            Timothy Moore & Susan Moore  $ 2,000.00
 12/11/97   Common     8,000            Paul Oshiak                  $ 4,000.00
 12/11/97   Common     1,500            Nancy R Overton &            $   750.00
                                          James Gregory Overton
 12/11/97   Common     2,000            Rowland Rincon & Ann McNamee $ 1,000.00
 12/11/97   Common     1,000            James Stevens                $   500.00
 12/11/97   Common     2,500            Richard J. Walsh             $ 1,250.00


 3/13/98    Common     3,000            Ken Bailey & Miranda Smith   $ 1,500.00
 3/13/98    Common     4,000            Ray Carpenter                $ 2,000.00
 3/13/98    Common     5,000            Greg Child                   $ 2,500.00
 3/13/98    Common     2,000            Carrie Sumner                $ 1,000.00
  5/1/98    Common     4,000            Roberta Cordell              $ 2,000.00
  5/4/98    Common    10,000            Richard D. Chambers          $ 5,000.00
  5/4/98    Common     5,000            Wayne J. Yee &               $ 2,500.00
                                          Jamie D. Yates-Yee
 5/21/98    Common     4,000            Linda D. Gerow               $ 2,000.00
 5/29/98    Common     4,000            Ernest E. Sheltry &          $ 2,000.00
                                          Gloria H. Sheltry
  6/8/98    Common    40,000            Sigler & Co.                 $20,000.00
 6/11/98    Common    30,000            Devin Gallagher &            $15,000.00
                                          Charmaine Gallagher
 6/12/98    Common     6,000            Broughton Coburn             $ 3,000.00
 6/29/98    Common     4,000            Colburn H. Billings          $ 2,000.00
  8/4/98    Common    10,000            David Breasers               $ 5,000.00



Since the 504 Offering, the Company has issued restricted stock in private placement to the following accredited investors for the consideration listed below pursuant to Sections 4(2) and 4(6) of The Securities Act:



   Name     Title  Number of Shares           Names                Consideration
  3/1/99    Common    200,000           Advest Inc. Custodian,       $ 50,000.00
                                          FBO John V. Schultz JR
  3/1/99    Common    166,667           Sidney Lipman                $ 50,000.00
  3/1/99    Common    200,000           John V. Shultz, Jr.          $ 50,000.00
  3/4/99    Common    10,000            Broughton Coburn             $  2,500.00
 3/23/99    Common    33,333            Eugene Rontal Revocable      $ 10,000.00
                                          Trust
 3/23/99    Common    33,333            Michael Rontal Revocable     $ 10,000.00
                                        Trust
  4/1/99    Common     6,250            J. Patrick Maher             $  2,500.00
  4/1/99    Common     6,250            Vaughn E. Miller             $  2,500.00
  4/1/99    Common    10,000            Robert W. Oliva              $  2,500.00
 4/15/99    Common    10,000            W. H. Groce, Jr.             $  4,500.00
 4/15/99    Common     6,000            Robert W. Oliva              $  1,500.00
 4/15/99    Common     4,400            John Wright                  $  1,985.00
 4/15/99    Common     2,725            Margeret Wright              $  1,215.00
  6/4/99    Common    66,667            Jack B. Anon                 $ 20,000.00
  9/2/99    Common    50,000            Timothy Moore & Susan Moore  $ 20,000.00
  9/2/99    Common    37,500            Richard J. Walsh             $ 15,000.00
  9/2/99    Common    (1,500)           Nancy R Overton &            $   (850.00)
                                          James Gregory Overton
 9/15/99    Common    50,000            Charles Brainerd &           $ 15,000.00
                                          Kathleen Brainerd
 9/15/99    Common     5,000            Raymond D. Carpenter &       $  2,000.00
                                          Kathleen A. Carpenter
 9/15/99    Common    666,667           Susan K. Dalton              $200,000.00
 9/21/99    Common    20,000            Mark Gillie                  $  8,000.00
 9/28/99    Common    10,000            Joseph Giordono              $  3,300.00


 9/28/99    Common    166,667           Holgren Partners             $ 50,000.00
 11/23/99   Common    (1,000)           James Stevens                $   (500.00)



The Company has also issued restricted stock to the following employees under the Company's Stock Plan pursuant to Rule 701 under The Securities Act:



   Date     Title  Number of Shares          Name
 3/13/98    Common     6,000            Joshua Lear
 3/13/98    Common     8,000            Timothy O'neil
 3/13/98    Common    10,000            Brain Tobia
 5/29/98    Common    30,000            Michael Gibbs
  7/6/98    Common      750             Brad Barlage
  7/6/98    Common     4,000            Eric Gilmore
  7/6/98    Common      500             Jackie Gilmore
  7/6/98    Common     1,000            Steve Nelson
  7/6/98    Common     3,000            Michelle Ray
  3/1/99    Common     3,000            Timothy O'neil
  3/1/99    Common     7,000            David Potter
 4/15/99    Common     1,500            Allison Baumhefner
 4/15/99    Common     4,500            Joshua Bodine
 4/15/99    Common     3,000            Chatherine Bouton
 4/15/99    Common     2,500            Lisa Chase
 4/15/99    Common     8,000            Eric Gilmore
 4/15/99    Common     4,500            Jackie Gilmore
 4/15/99    Common     2,000            Leesayln Kohler
 4/15/99    Common     4,500            Joshua Lear
 4/15/99    Common      500             Keith McCallum
 4/15/99    Common     2,500            Karen Mortimar
 4/15/99    Common     5,500            Steve Nelson
 4/15/99    Common     6,000            Gregg Pavone
 4/15/99    Common     4,500            Michelle Ray
 4/15/99    Common     2,750            Ben Rubenstein
 4/15/99    Common     2,950            Andrew Russel
 4/15/99    Common     5,500            Lorraine Tennal
 4/15/99    Common     4,000            Brian Tobia
 4/15/99    Common     1,500            Kelvin Verity
  8/6/99    Common     2,583            Jordan Campbell
  8/6/99    Common     1,500            Michelle Ray
  8/6/99    Common      750             Mark Rosenberg


Item 5: Indemnification of Directors and Officers

The Company's bylaws provide for indemnification of officers, directors, employees and agents to the fullest extent permitted by Colorado law. The Company carries no Directors and Officers (D&O) insurance policy.

Recent Developments:


On January 14, 2000, Jagged Edge Mountain Gear, Inc. was delisted from the OTC BB and is currently being traded on the "Pink Sheets".


On November 12, 1999 the retail store located in Ouray, Colorado was permanently closed. As of March 1, 2000 this store location has been sublet for the remaining term of the lease.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS


Consolidated Balance Sheet - October 31, 1999


Consolidated Statement of Operations - Three Months Ended October 31, 1999


Consolidated Statement of Cash Flows - Three Months Ended October 31, 1999


Notes to Consolidated Financial Statements

Independent Auditor's Report

Balance Sheet - July 31, 1999

Statement of Operations - Twelve Months Ended July 30, 1999

Statement of Change in Stockholders Equity - For Year Ended July 31, 1999

Statement of Cash Flows - Twelve Months Ended July 30, 1999

Notes to Financial Statements

Balance Sheet - July 31, 1998 (unaudited)

Statement of Operations - Twelve Months Ended July 31, 1998 (unaudited)

Statement of Cash Flows - Twelve Months Ended July 31, 1998 (unaudited)

Notes to Financial Statements (unaudited)



                                    PART III

                                 EXHIBITS INDEX


Exhibit No. Description

3.1 *       Articles of Incorporation, Jagged Edge Mountain Gear, Inc.
3.2 *       By-Laws, Jagged Edge Mountain Gear, Inc.
10.1 *      Jagged Edge Mountain Gear, Inc. Stock Plan
27.1 *      Financial Data Schedule


* Incorporated by reference to the Company's for 10KSB filed with the Securities and Exchange Commission on December 14, 1999.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              Jagged Edge Mountain Gear, Inc.



Dated:   March 14, 2000       By:  /s/ Margaret A. Quenemoen

                                 Margaret A. Quenemoen, President

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                       AS OF OCTOBER 31, 1999 (UNAUDITED)



Consolidated Balance Sheet - October 31, 1999


Consolidated Statement of Operations - Three Months Ended October 31, 1999


Consolidated Statement of Cash Flows - Three Months Ended October 31, 1999


Notes to Consolidated Financial Statements

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                     CONSOLIDATED BALANCE SHEET (unaudited)

                           For the Three Months Ended:


               ASSETS                        October 31,    October 31,
                                                1999           1998
                                             -----------    -----------
Current Assets
Cash                                         $    83,821    $     5,851
Accounts receivable                              297,855        170,651
Inventories                                      825,603        795,686
                                             -----------    -----------

TOTAL CURRENT ASSETS                           1,207,729        972,188

Equipment and Leasehold Improvements, at
cost, net                                        129,775        108,920
                                             -----------    -----------

Other Assets
Allowance for Doubtful Accounts                   (3,337)
Deposits                                          44,861         15,362
                                             -----------    -----------

TOTAL ASSETS                                 $ 1,378,578    $ 1,096,470
                                             ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities     $   269,467    $   121,847
Credit cards                                      67,805         53,844
Short-term debt                                   49,987        146,421
                                             -----------    -----------

TOTAL CURRENT LIABILITIES                        387,259        322,112

Long Term Debt                                   222,871         69,936
                                             -----------    -----------

TOTAL LIABILITIES                                610,130        392,048
                                             -----------    -----------

Stockholders' Equity
Common stock $.001 par value; 50,000,000
shares authorized,
14,362,172 shares issued and outstanding          14,362         12,380
Common Stock Subscribed                               14              0
Additional paid-in capital                     1,587,853        972,558
Retained Earnings                               (731,251)      (236,531)
Current Earnings                                (102,530)       (43,985)
                                             -----------    -----------

Total Stockholders' Equity                       768,448        704,422
                                             -----------    -----------

Total Liabilities and Stockholders' Equity   $ 1,378,578    $ 1,096,470
                                             ===========    ===========

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)

                           For the Three Months Ended:


                                                October 31, 1999  October 31, 1998
                                                ----------------  ----------------
               Sales                                $  807,301        $  614,779
               Cost of Goods Sold                      506,992           352,122
                                                    ----------        ----------

               GROSS PROFIT                            300,309           262,657
               Operating Expenses
               Selling                                  72,987            46,542
               General and administrative              310,554           251,771
                                                    ----------        ----------

               LOSS FROM OPERATIONS                    (83,232)          (35,656)
               Other Income (Expense)
               Interest expense                         20,237             5,417
               Other expense                             1,525             2,911
               Other income                             (2,464)                -
                                                    ----------        ----------

               NET LOSS BEFORE INCOME TAX             (102,530)          (43,984)
               Provision for Income Tax                      -                 -
                                                    ----------        ----------

               NET LOSS                             $ (102,530)       $  (43,984)
                                                    ==========        ==========

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

                           For the Three Months Ended:

                                        October 31, 1999    October 31, 1998
                                        ----------------    ----------------
Cash Flows from Operating Activities
Net loss                                   $ (102,530)         $  (43,984)
Depreciation and amortization                       0                   0
Common stock issued as compensation            24,708                   0
Common stock issued as interest on notes
  payable                                      19,225                   0
Changes in assets and liabilities
Increase in accounts receivable              (128,752)            (90,102)
Decrease/Increase in inventories               40,954             (84,858)
Increase in checks in excess of balance         2,974               3,500
Increase in other assets                      (15,747)               (100)
Decrease/Increase in accounts payable and
  accrued liabilities                         (64,497)             32,241
Increase in credit cards                        2,825              40,869
                                           ----------          ----------

NET CASH USED BY OPERATING ACTIVITIES        (220,840)           (149,434)
                                           ----------          ----------

Cash Flows from Investing Activities
Purchase of equipment                          (4,157)            (38,095)
                                           ----------          ----------

NET CASH USED BY INVESTING ACTIVITIES          (4,157)            (38,095)
                                           ----------          ----------

Cash Flows from Financing Activities
Decrease in short-term debt                   (99,284)
Increase in short-term debt
                                                                  146,421
Increase in long-term debt                     52,121
Decrease in long-term debt                                           (744)
Proceeds from issuance of stock               313,375                   0
                                           ----------          ----------

NET CASH PROVIDED BY FINANCING ACTIVITIES     266,212              45,677
                                           ----------          ----------

INCREASE/DECREASE IN CASH AND CASH
  EQUIVALENTS                                  41,215             (41,852)
Cash and Cash Equivalents - beginning
  of year                                      42,606              47,703
                                           ----------          ----------
Cash and Cash Equivalents - end of year    $   83,821          $    5,851
                                           ==========          ==========

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                    NOTES TO FINANCIAL STATEMENTS (unaudited)

                   For the Three Months Ended October 31, 1999


Note 1 - Management's Representation:
The management of Jagged Edge Mountain Gear, Inc. (JEMG) without audit has prepared the attached financial statements. Certain information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been omitted. In opinion of the management of the JEMG, all adjustments considered necessary for fair presentation of financial statements have been included and were of a normal recurring nature, and the attached financial statements present fairly the financial position for the three-month period ended on October 31, 1999. The results of operations for the three month period ended on October 31, 1999 is not necessarily indicative of the results to be expected for the full year.

It is suggested that these financial statements be read in conjunction with the JEMG audited financial statements for the year ended July 31, 1999 and the JEMG unaudited financial statements for the year ended July 31, 1998, both are included in this form 10SB.

Note 2 - Debt:
On September 26, 1999 The Company converted its line of credit agreement of $100,000 with First National Bank of the Telluride to a term loan of $75,000 with First National Bank of the Telluride. The line of credit had an interest rate of 2.25% over prime rate, with interest only payments due monthly. The line of credit was paid down to $75,000 and converted to a fixed term loan at an interest rate of 2.25% over prime rate, with principal and interest payment due monthly.

On August 8, 1999 The Company retired the unsecured note to stockholder scheduled to mature on March 31, 2002. The $5,000 principal was retired by issuing 10,000 shares of restricted common stock. The accrued interest of $2,000 was retired by issuing 4,000 shares of restricted common stock.

On August 8, 1999 The company retired the unsecured note to stockholder scheduled to mature on April 1, 2003. The $15,000 principal was retired by issuing 30,000 shares of restricted common stock. The accrued interest of $3,600 was retired by issuing 7,200 shares of restricted common stock.

Note 3 - Stock Issued as Compensation:
The Company issued 3,333 shares of restricted common stock to employees as compensation. The Company issued 27,250 shares of restricted common stock as compensation for accrued interest. The Company issued 2,750 shares of restricted common stock as compensation for miscellaneous expenses.

Note 4 - Restricted Stock Sales:
The Company sold 1,005,834 shares of restricted common stock to qualified investors.

Note 5 - Allowance for Doubtful Accounts:
The Company established an allowance for doubtful accounts on August 1, 1999.

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report

Balance Sheet - July 31, 1999

Statement of Operations - Twelve Months Ended
 July 30, 1999

Statement of Change in Stockholders Equity -
For Year Ended July 31, 1999

Statement of Cash Flows - Twelve Months Ended
 July 30, 1999

Notes to Financial Statements

Jagged Edge Mountain Gear, Inc.


INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Jagged Edge Mountain Gear, Inc. as of July 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jagged Edge Mountain Gear, Inc. as of July 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations and a liquidity shortage, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



DALBY, WENDLAND & CO., P.C.
Grand Junction, Colorado

October 16, 1999

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                                  BALANCE SHEET

                                  July 31, 1999


               ASSETS
               Current Assets
               Cash                                                       $     42,606
               Accounts receivable                                              61,992
                  Accounts receivable - settlement                             100,000
               Inventories                                                     866,558
               Prepaid expenses                                                    525
                                                                          ------------

               TOTAL CURRENT ASSETS                                          1,071,681

               Equipment and Leasehold Improvements, at cost, net              125,618

               Other Assets
               Deposits                                                         32,361
                                                                          ------------

               TOTAL ASSETS                                               $  1,229,660
                                                                          ============

               LIABILITIES AND STOCKHOLDERS' EQUITY
               Current Liabilities
               Accounts payable and accrued liabilities                   $    351,897
               Credit cards                                                     64,980
               Short-term debt                                                 106,100
               Current portion of long-term debt                                33,786
                                                                          ------------

               TOTAL CURRENT LIABILITIES                                       556,263

               Long-Term Debt, net of current portion                          162,198
                                                                          ------------

               TOTAL LIABILITIES                                               718,961
                                                                          ------------

               Stockholders' Equity
               Common stock $.001 par value; 50,000,000 shares authorized,      13,307
               13,306,638 shares issued and outstanding
               Common stock subscribed                                              13
               Additional paid-in capital                                    1,235,388
               Retained deficit                                               (738,009)
                                                                          ------------

               Total Stockholders' Equity                                      510,699
                                                                          ------------

               Total Liabilities and Stockholders' Equity                 $  1,229,660
                                                                          ============

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                             STATEMENT OF OPERATIONS

                        For the year ended July 31, 1999


               Sales                                                      $ 2,206,384
               Cost of Goods Sold                                           1,406,694
                                                                          -----------

               GROSS PROFIT                                                   799,690
               Operating Expenses
               Selling                                                        143,372
               General and administrative                                   1,123,883
                                                                          -----------

               LOSS FROM OPERATIONS                                          (467,565)
               Other Income (Expense)
               Interest expense                                               (21,531)
               Other income                                                       934
                                                                          -----------

               NET LOSS BEFORE INCOME TAX                                    (488,163)
               Provision for Income Tax                                             -
                                                                          -----------

               NET LOSS                                                   $  (488,162)
                                                                          ===========
               LOSS PER SHARE                                             $      (.04)
                                                                          ===========

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                        For the year ended July 31, 1999


                                              Common Stock       Additional                 Total
                        Common Stock           Subscribed         Paid-in      Retained   Stockholders'
                     Shares      Amount     Shares     Amount     Capital      Deficit      Equity
Balance -
July 31, 1998      12,380,000   $12,380          -    $      -   $  972,558   $(249,847)   $ 735,091

Net loss                    -         -          -           -            -    (488,162)    (488,162)

Issuance of stock

  Issued to
  employees as
  compensation         76,200   $    76          -           -   $   19,964           -    $  20,040

  Issued in
  exchange for
  debt and related     62,000        62          -           -       30,938           -       31,000
  interest expense

  Issued for cash     788,438       789          -           -      208,418           -        3,523

  Subscribed as
  required by
  notes payable
  terms                     -         -     13,395          13        3,510           -        3,523
                   ----------   -------     ------    --------   ----------   ---------    ---------
                      926,638       927     13,395          13      262,830           -      263,770
                   ----------   -------     ------    --------   ----------   ---------    ---------

Balance -          13,306,638   $13,307     13,395    $     13   $1,235,388   $(738,009)   $ 510,699
July 31, 1999      ==========   =======     ======    ========   ==========   =========    =========

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                             STATEMENT OF CASH FLOWS

                        For the year ended July 31, 1999


Cash Flows from Operating Activities
Net loss                                                   $  (488,162)
Depreciation and amortization                                   28,015
Common stock issued as compensation                             20,040
Common stock issued as interest on notes payable                 9,523
Changes in assets and liabilities
Decrease in accounts receivable                                 18,556
Increase in accounts receivable - settlement                  (100,000)
Increase in inventories                                       (155,729)
Increase in prepaid assets                                        (525)
Increase in other assets                                       (17,100)
Increase in accounts payable and accrued liabilities           245,478
Increase in credit cards                                        52,006
                                                           -----------

NET CASH USED BY OPERATING ACTIVITIES                         (387,898)
                                                           -----------

Cash Flows from Investing Activities
Purchase of equipment                                          (80,222)
                                                           -----------

NET CASH USED BY INVESTING ACTIVITIES                          (80,222)
                                                           -----------

Cash Flows from Financing Activities
Proceeds from short-term debt                                  147,518
Principal payments on short-term debt                          (51,419)
Proceeds from long-term debt                                   224,159
Principal payments on long-term debt                           (66,443)
Proceeds from issuance of stock                                209,207
                                                           -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                      463,022
                                                           -----------

DECREASE IN CASH AND CASH EQUIVALENTS                           (5,098)
Cash and Cash Equivalents - beginning of year                   47,704
                                                           -----------

Cash and Cash Equivalents - end of year                    $    42,606
                                                           ===========

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  July 31, 1999


NOTE 1 -    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Jagged Edge Mountain Gear, Inc. (the Company), incorporated July 27, 1997, under the laws of the State of Colorado, is engaged in the design and sale of outdoor garments. Sales are made through five Company operated retail stores located in resort communities of Colorado, catalogue, internet, and other retail vendors.

Following is a summary of significant accounting policies:

Inventories
Inventories are valued at the lower of cost (first-in, first-out) or market. Management monitors quantities of inventory to determine over and under stock situations at the Company's retail stores and warehouse. When inventory is identified as obsolete, it is segregated and adjusted to lower of cost or salvage value.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are stated at cost. Equipment is depreciated using the straight-line method over the estimated economic life. Leasehold improvements are amortized over the lesser of the lease term or the economic life of the improvements using the straight-line method.

Revenue Recognition
The Company recognizes retail sales revenue at the point of sale. For wholesale, mail order and internet sales, revenue is recognized upon shipment.


Customers returning merchandise within thirty days of the sale can receive cash or merchandise at their option. Returns within thirty to sixty days after the sale, the Company will accept exchanges for credit or merchandise. Factory damaged merchandise is repaired or replaced at the Company's discretion. The Company records these transactions when merchandise is returned, replaced or repaired. Historically, returns, replacements and repairs have been insignificant.

Income Taxes
The Company accounts for income taxes using an asset and liability approach for financial accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between the financial statements and tax bases of assets and liabilities using applicable enacted tax rates.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less, as well as demand deposits, to be cash equivalents.

Business and Credit Concentrations
The Company's customers are not concentrated in any specific geographic region. No single customer accounted for a significant amount of the Company's sales and there were no significant accounts receivable from a single customer. Through the end of fiscal year 1999, the Company considered accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts was established. If amounts become uncollectible, they were charged to operations when that determination is made. Starting with fiscal year 2000 an allowance for doubtful accounts will be used.

Research and Development
All research and development costs are expensed when incurred.

Advertising Expenses
The Company expenses all advertising costs as incurred. Advertising charged to expense for the year ended July 31, 1999 was $19,758.

Earnings Per Share
In accordance with SFAS No. 128, earnings (loss) per share is computed based on the weighted average number of common shares outstanding during the reporting period.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income
The Company has no items of other comprehensive income and the net loss for the year ended July 31, 1999 represents the Company's comprehensive loss.


Segment Information
The Company operates predominantly in one industry segment: the design, production, marketing and selling of technical outdoor clothing and accessories using high-performance fabrics. No customer accounts for more than 5% of total sales for the year ended July 31, 1999. International wholesale sales account for approximately 4% of revenues for the year ended July 31, 1999.


NOTE 2 -    INVENTORIES

Raw materials                                   $130,829
Finished goods                                   735,729
                                                --------

                                                $866,558
                                                ========

NOTE 3 -    EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Leasehold improvements                          $  86,982
Office fixtures and equipment                      56,682
Auto                                               24,400
                                                ---------

                                                  168,064
Accumulated depreciation                          (42,446)
                                                ---------

                                                $ 125,618
                                                =========

Depreciation expense for the year ended July 31, 1999 was $28,015.

The average estimated useful life of leasehold improvements was determined to be 5 years with a range of 3 to 7 years. The average estimated useful life of office fixtures and equipment was determined to be 3 years with a range of 2 to 5 years. The average estimated useful life of autos was determined to be 3 years with a range of 1 to 6 years. Because most all of the office fixtures and equipment and autos are purchased used, the average expected useful life is estimated to be shorter than if purchased new.

NOTE 4 -    DEBT


Short term debt
Note payable to bank, interest at 10%, matures
September 26, 1999.  Collateralized by accounts
receivable, inventory, equipment, and personal
guarantee of President and Vice-President                    $100,000
Note payable, interest 8.50%, matures November 25,
1999.  Collateralized by inventory and equipment.               6,100
                                                             --------
TOTAL SHORT TERM                                             $106,100
                                                             ========

Long term debt
Notes payable:
Note payable, monthly payments of $221, interest at
11.75%, matures November 15, 2000.  Collateralized
by accounts receivable, inventory, equipment, and
personal guarantee of President and Vice-President.          $  3,524
Note payable, interest at 9.38%, matures October 13, 1999.
Collateralized by equipment.                                    3,500
                                                             --------
TOTAL NOTES PAYABLE                                             7,024
                                                             --------

Stockholder debt:
Note to stockholder, interest at 8.00%, matures
March 31, 2002.  Unsecured.                                     5,000
Note to stockholder, interest at 8.00%, matures
March 31, 2002.  Unsecured.                                    10,000
Note to stockholder, interest at 8.00%, matures
April 1, 2003.
Unsecured.                                                     15,000
Note to stockholder, interest at 10.50%, matures
March 31, 2003.                                               125,271
                                                             --------
Secured by a life insurance policy on the president
of the company
(see note 5)
TOTAL STOCKHOLDER DEBT                                        155,271
                                                             --------

Related party debt:
(1) Note payable to bank, assigned to the Company by
officer, monthly payments $340, interest at 9.47%,
matures February 22, 2002. Collateralized by truck.             9,368
(1) Note payable to bank, assigned to the Company by
officer, interest at 8.50%, matures November 24, 1999.
Collateralized by accounts with lender.                        11,735
Note to related party.  Unsecured.                              2,586
Note to related party, interest at 8.00%. Unsecured.           10,000
                                                             --------
TOTAL RELATED PARTY DEBT                                       33,689
                                                             --------
TOTAL LONG TERM DEBT                                          195,984
Less current portion                                          (33,786)
                                                             --------
Long term portion                                            $162,198
                                                             ========


(1) These notes were made individually for the benefit of the Company by its president. The Company has assumed the responsibility for these obligations.


Annual maturity requirements for notes payable and long-term debt for the years ending July 31 are as follows:


2000                                            $  33,786
2001                                                4,620



2002                                               17,306
2003                                              140,272
                                                ---------

                                                $ 195,984
                                                =========



Based on the borrowing rates currently available to the Corporation for bank loans with similar terms and average maturates, the fair value of long-term debt is approximately $135,000.


NOTE 5 -    COMMON STOCK


During the fiscal year ended July 31, 1999, the Company issued 76,200 shares of common stock to employees as compensation. Compensation expense was determined bases on the market value of the shares at the time of issuance.


Certain note payable agreements included provisions whereby common stock would be issued in lieu of principal and/or interest payments. During the fiscal year July 31, 1999, 62,000 shares of common stock were issued in consideration for a note payable with principal of $25,000 and interest of $6,000.


Another note payable calls for the issuance of 1,500 shares of common stock to the payee for each thirty days the note is outstanding. As of July 31, 1999, the Company has recorded common stock subscribed (13,395 shares), additional paid-in-capital and interest expense based on the estimated fair value of the common stock and the number of days the note was outstanding during the year ended July 31, 1999.



NOTE 6 -    OPERATING LEASES

The Company leases all of its retail stores, warehouse and office space. The total rental expense for the year ended July 31, 1999 was $197,406. The following summarizes the future minimum lease payments under all lease commitments:

2000                                            $198,867
2001                                            $200,122
2002                                            $158,467
2003                                            $163,521

The Company has the option to purchase the warehouse being leased in Telluride for $455,000, which expires June 1, 2000.


NOTE 7 -    TRADEMARK

The Company uses a distinctive trademark including the words "Jagged Edge" on all of its products. The trademark "Jagged Edge" is owned by an individual, unrelated to the Company, who has licensed the trademark to Jagged Edge Mountain Gear, Inc. under a royalty agreement. No ownership rights are created by this agreement for the licensee. The agreement is perpetual as long as the licensee remains in business and does not breech the terms of the agreement. Royalties are payable quarterly. The royalty amount is based on sales of "Licensed Products". Annual sales volumes less than $2 million require a quarterly payment of $500. Annual sales volumes greater than $2 million cause the royalty to increase to $1,000 per quarter. For the year ended July 31, 1999, $2000 was paid under this agreement.


NOTE 8 -    SETTLEMENT

On October 15, 1999, the Company received a favorable settlement related to a dispute over the terms of an agreement with former legal counsel. The terms of the settlement included a monetary award of $100,000 as reimbursement for Company expenses resulting from the agreement and a return of 640,000 shares of common stock.

The settlement was recorded as a receivable and a reduction of expense as of July 31, 1999. The shares of common stock were still outstanding at July 31, 1999.


NOTE 9 -    COMMITMENTS AND CONTINGENCIES


Year 2000 Compliance
The Company relies on computers for the daily conduct of its business and for general data processing. Significant national attention is directed at possible problems that may occur with computer programs and data processing systems when they start utilizing the year 2000 data fields.

The Company has considered information systems and other date sensitive equipment and services and believe they have taken necessary steps to minimize internal risks associated with the year 2000.


NOTE 10 -   PROVISION FOR INCOME TAX


At July 31, 1999, the Company had a deferred tax asset of approximately $287,000 resulting from net operating loss carryforwards. There are no other temporary differences between financial reporting and federal and state income tax purposes. A valuation allowance of $287,000 has been established as of July 31, 1999. Net operating loss carryforwards begin to expire in 2013.


NOTE 11 -   FUTURE PLANS


The Company has incurred significant losses in the last two years and this, coupled with a shortage of liquidity, raises substantial doubt about its ability to continue as a going concern. These conditions are the result of management's decision to increase both staff and inventory to accommodate expected future sales and price discounting in the industry. Also, poor snow conditions in the resort areas where the Company operates retail stores contributed to less than expected sales volumes during the year ended July 31, 1999. The Company is planning for increased future sales volume by hiring a national sales manager, increasing the distribution of their merchandise catalog, substantially increasing the number of wholesale accounts, improving the web site exposure to attract more online shoppers and opening additional Company owned stores. Management expects to improve the gross margin by increasing sales prices, reducing production costs and controlling discounting. The success of these plans will directly affect the Company's ability to meet its short-term obligations, allow continued growth and achieve profitable operations.

                          INDEX TO FINANCIAL STATEMENTS

                         Jagged Edge Mountain Gear, Inc.


Balance Sheet - July 31, 1998 (unaudited)

Statement of Operations - Twelve Months Ended
 July 31, 1998 (unaudited)

Statement of Cash Flows - Twelve Months Ended
July 31, 1998 (unaudited)

Notes to Financial Statements (unaudited)

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                            BALANCE SHEET (unaudited)

                                  July 31, 1998


               ASSETS
               Current Assets
               Cash                                                       $     47,704
               Accounts receivable                                              42,049
                  Accounts receivable - stock sales                             38,500
               Inventories                                                     710,828
                                                                          ------------

               TOTAL CURRENT ASSETS                                            839,081

               Equipment and Leasehold Improvements, at cost, net               70,825
                                                                          ------------

               Other Assets
               Deposits                                                         15,261
                                                                          ------------

               TOTAL ASSETS                                               $    925,167
                                                                          ============

               LIABILITIES AND STOCKHOLDERS' EQUITY
               Current Liabilities
               Accounts payable and accrued liabilities                   $     87,921
               Credit cards                                                     12,974
               Short-term debt                                                  18,499
                                                                          ------------

               TOTAL CURRENT LIABILITIES                                       119,394

               Long Term Debt, net of current portion                           70,682
                                                                          ------------

               TOTAL LIABILITIES                                               190,076
                                                                          ------------

               Stockholders' Equity
               Common stock $.001 par value; 50,000,000 shares authorized,
               12,379,638 shares issued and outstanding                         12,380
               Additional paid-in capital                                      972,558
               MQ Draws                                                        (19,553)
               PQ Draws                                                        (19,553)
               Current Earnings                                               (210,741)
                                                                          ------------

               Total Stockholders' Equity                                      735,091
                                                                          ------------

               Total Liabilities and Stockholders' Equity                 $    925,167
                                                                          ============

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                       STATEMENT OF OPERATIONS (unaudited)

                    For the Twelve Months Ended July 31, 1998


               Sales                                                      $  1,301,277
               Cost of Goods Sold                                              603,504
                                                                          ------------

               GROSS PROFIT                                                    697,773
               Operating Expenses
               Selling                                                         194,854
               General and administrative                                      699,020
                                                                          ------------

               LOSS FROM OPERATIONS                                           (196,101)
               Other Income (Expense)
               Interest expense                                                (15,608)
               Other income                                                        968
                                                                          ------------

               NET LOSS BEFORE INCOME TAX                                     (210,741)
               Provision for Income Tax                                              -
                                                                          ------------

               NET LOSS                                                   $   (210,741)
                                                                          ============

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                       STATEMENT OF CASH FLOWS (unaudited)

                    For the Twelve Months Ended July 31, 1998


Cash Flows from Operating Activities
Net loss                                                   $(236,532)
Depreciation and amortization                                 14,431
Common stock issued as compensation                           18,547
Common stock issued as interest on notes payable              47,693
Changes in assets and liabilities
Increase in accounts receivable                              (64,403)
Increase in inventories                                     (407,377)
Increase in checks in excess of balance                       13,402
Increase in other assets                                      (7,486)
Decrease in accounts payable and accrued liabilities         (41,167)
Decrease in credit cards                                     (55,585)
                                                           ---------

NET CASH USED BY OPERATING ACTIVITIES                       (718,477)
                                                           ---------

Cash Flows from Investing Activities
Purchase of equipment                                        (49,356)
                                                           ---------

NET CASH USED BY INVESTING ACTIVITIES                        (49,356)
                                                           ---------

Cash Flows from Financing Activities
Decrease in short-term debt                                  (42,108)
Decrease in long-term debt                                  (118,711)
Proceeds from issuance of stock                              935,900
                                                           ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                    775,081
                                                           ---------

INCREASE IN CASH AND CASH EQUIVALENTS                          7,248
Cash and Cash Equivalents - beginning of year                 40,456
                                                           ---------

Cash and Cash Equivalents - end of year                    $  47,704
                                                           =========

Supplemental disclosure of cash flow information:

During the year ended July 31, 1998, the holders of convertible notes payable totaling $80,000 elected to convert the notes into 412,642 shares of restricted stock in accordance with the conversion option.

During the year ended July 31, 1998, 164,000 shares of restricted stock at a market valued of $18,547 were issued to employees as compensation.

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                    NOTES TO FINANCIAL STATEMENTS (unaudited)

                    For the Twelve Months Ended July 31, 1998



Note 1 - Management's Representation:

The management of Jagged Edge Mountain Gear, Inc. (JEMG) without audit has prepared the attached financial statements. Certain information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been omitted. In opinion of the management of the JEMG, all adjustments considered necessary for fair presentation of financial statements have been included and were of a normal recurring nature, and the attached financial statements present fairly the financial position for the period ended on July 31, 1998 of JEMG.

It is suggested that these financial statements be read in conjunction with the JEMG audited financial statements for the year ended July 31, 1999, included in this form 10SB.


Note 2 - Rule 504 Offering:

On July 6, 1998, JEMG completed a private placement of 1,714,000 shares of common stock under Rule 504 of Regulation D under the Securities Act of 1933


Note 3 - Change of Accounting Period:
During the year ended July 31, 1998, the accounting period was changed from ending December 31 to ending July 31.


Note 5 - Stock Sales Receivable:
This receivable was collected August 3, 1998.

                                 EXHIBITS INDEX

Item 1.     Index to Exhibits


Exhibit No. Description
3.1 *       Articles of Incorporation, Jagged Edge Mountain Gear, Inc.
3.2 *       By-Laws, Jagged Edge Mountain Gear, Inc.
10.1 *      Jagged Edge Mountain Gear, Inc. Stock Plan
27.1 *      Financial Data Schedule






* Incorporated by reference to the Company's for 10KSB filed with the Securities and Exchange Commission on December 14, 1999.